Issuer Free Writing Prospectus filed pursuant to Rule 433 Registration No. 333-132747 Dated May 22, 2007

100% Principal Protected Notes
UBS AG Notes Linked to the UBS Bloomberg Constant Maturity
Commodity Index (CMCI) Horizon Excess Return

Indicative Terms		Product Description

Principal Protected Notes provide exposure to potential price appreciation in the CMCI Horizon Excess Return (the “Index”) as well as full principal protection at maturity. Principal protected investments issued at UBS can help reduce portfolio risk while maintaining exposure to commodities. Principal protection only applies at maturity.

Issuer	UBS AG (Jersey Branch)
Issue Price	$1000 per Note
Underlying Index	UBS Bloomberg Constant Maturity Commodity
Index (“CMCI”) Horizon Excess Return
Term	3 years, 5 months
Participation Rate	At least 100%. The actual Participation Rate
will be determined on the trade date and will
not be less than 100%.
Payment at	Investors will receive a cash payment at
Maturity	maturity that is based on the Index Return:	Benefits
If the Index Return is positive, you will receive 100% of your principal x the Index Return x the Participation Rate If the Index Return is negative, you will receive 100% of your principal

❑  Growth Potential – Investors participate at a rate of at least 100% in any upside performance of the Index. The level of participation will be determined on the trade date, but will not be less than 100%.

❑  Preservation of Capital – At maturity, you will receive a cash payment equal to at least 100% of your principal.

❑  New Benchmark Index: The Index is designed to be an international benchmark for modern commodity investing. The Index is composed of a basket of 28 commodity futures with up to 5 different investment maturities for each individual commodity and uses a unique calculation methodology reflecting the relative importance of each individual commodity in the index to the world economy.

Index Return	Index Ending Level – Index Starting Level
Index Starting Level
Index Starting Level	The closing level of the Index on the trade
date
Index Ending Level	The closing level of the Index on the final
valuation date
Trade Date*	June 25, 2007
Settlement Date*	June 29, 2007
Final Valuation	November 22, 2010
Date*
Maturity Date*	November 30, 2010
*Expected

Scenario Analysis at Maturity

  Assumptions: 100% x Positive Index Return x Participation Rate; 100% Principal Protection at Maturity;
  Participation Rate of 100%

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the preliminary prospectus supplement and accompanying prospectus related to this offering dated May 22, 2007.

Issuer Free Writing Prospectus
filed pursuant to Rule 433
Registration No. 333-132747
Dated May 22, 2007

Index Description	Historical Performance
UBS Bloomberg Constant Maturity Commodity Index (“CMCI”) Horizon Excess Return

The graph below illustrates the performance of the Index from 7/31/98 to 5/18/07 in comparison to the Goldman Sachs Commodity Index (GSCI®) Excess Return, Dow Jones-AIG Commodity IndexSM Excess Return and Rogers International Commodity Index® Excess Return. The data for the CMCI Horizon Excess Return is derived by using the Index’s calculation methodology with historical prices.

The CMCI Horizon Excess Return is composed of 28 futures contracts with up to five different investment maturities for each individual commodity. The Index is rebalanced monthly. The commodities represented in the Index include agriculture, energy, livestock, industrial metals and precious metals.

Please refer to page S-17 of the attached preliminary prospectus for detailed weightings.	Historical performance is not indicative of future performance.

Investor Suitability and Key Risks
The Notes may be suitable for you if:	The Notes may not be suitable for you if:
  You seek an investment with a return linked to the performance of the Index.
  You are willing to accept the risk of fluctuations in commodity prices in general and exchange traded futures contracts on physical commodities traded on various international exchanges in particular.
  You seek an investment that offers full principal protection on the Notes when held to maturity.
  You are willing to hold the Notes to maturity.
  You do not seek current income from this investment
  You are willing to invest in the Notes based on the minimum Participation Rate indicated (the actual Participation Rate will be determined on the trade date).

  You are not willing to be exposed to fluctuations in commodities prices in general and exchange traded futures contracts on physical commodities traded on various international exchanges in particular.
  You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by companies with comparable credit ratings.
  You are unable or unwilling to hold the Notes to maturity.
  You seek current income from your investment.
  You seek investment for which there will be an active secondary market.
  You will create an overconcentrated position in the commodities sector of your portfolio by owning the Notes.

Key Risks:

  Market risk – Amounts payable on the Notes and their market value will depend on the performance of the index.
  Principal protection only if you hold the Notes to maturity – You should be willing to hold your Notes to maturity
  No interest payments – You will not receive any periodic interest payments on the Notes.
  There may be little or no secondary market for the Notes – The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. If you sell your Notes prior to the applicable exchange date or the maturity date, you may have to sell them at a substantial loss.
  Potential over-concentration in particular commodity sectors – The commodities underlying the futures contracts included in the Index are concentrated in a limited number of sectors, particularly energy and agriculture.
  Limited history of the Index— The Index has a limited performance history, and it is uncertain how the Index will perform as a tradable Index and how useful it will be for purposes of trading.

Investors are urged to review the “Risk Factors” in the preliminary prospectus supplement relating to this offering for a more detailed description of the risks related to an investment in the Notes.

The returns on UBS structured notes are linked to the performance of the relevant underlying asset or index. Investing in a structured note is not equivalent to investing directly in the underlying asset or index. Before investing, investors should carefully read the detailed explanation of risks, together with other information in the relevant offering materials discussed below, including but not limited to information concerning the tax treatment of the investment. UBS AG has filed a registration statement (including a prospectus) with the SEC for the offering to which this communications relates. Before you invest, you should read the prospectus in that registration statement and other documents UBS AG has filed with the SEC for more complete information about UBS AG and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free at 1-800-722-7370.